Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
March 11, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	William Demarest
Isaac Esquivel
Ronald E. Alper
David Link

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-4
Filed January 31, 2024
File No. 333-275871

Ladies and Gentlemen:

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 5, 2024, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 filed January 31, 2024

General

1. Staff’s comment: We note you have omitted information throughout the prospectus. Please revise to provide all information not eligible to be omitted.

Response:

The Registration Statement has been updated to include previously omitted information to the extent currently available and determinable. All remaining omitted information will be provided in the final proxy statement/prospectus.

Following the Closing of the Business Combination, FIAC will not have any right to make damage claims against DevvStream..., page 96

2. Staff’s comment: We note your statement that “As a result, FIAC will have no remedy available to it if the Business Combination is consummated and it is later revealed that, at the time of the Business Combination, there was a breach of any of the representations, warranties and covenants made by FIAC prior to the Closing.” Please revise your statement as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 96 of the Amended Registration Statement accordingly.

Information about DevvStream

Devvio Agreement, page 223

3. Staff’s comment: We note the Devvio Agreement granted you a right and license to exclusively use, access, and otherwise utilize Devvio’s DevvX blockchain in connection with your business, and to process, manipulate, copy, aggregate or otherwise use any data created, owned, produced or provided by you and compiled by or through the Devvio Platform, as reasonably required for your needs or your client’s needs. Please clarify in greater detail how access to Devvio's blockchain works and describe the functions you have under this access. For example, tell us whether your access is limited to view-only access or whether you have access to Devvio's blockchain source code that enables you to create your own blockchain.

Response:

The Company respectfully advises the Staff that Devvio’s blockchain, DevvX, works similarly to a traditional Software-as-a-Service (SaaS) cloud product. With DevvX, DevvStream will get its own blockchain that no other companies use. Devvio’s blockchain works through a traditional RESTful application programming interface (“API”), with which DevvStream interfaces to the blockchain. Using API commands, DevvStream can define record structures, instantiate those records, and then view records, so DevvStream has both read and write access to the blockchain. DevvStream does not have source code access to DevvX, but does not need it as the functionality DevvStream needs is handled through the API.

4. Staff’s comment: Related to the comment above, please clarify if there is a native coin that serves as the engine for DevvX (similar to Bitcoin) and, if so, whether you have to hold and use the native coin to write information to the blockchain about the carbon credits.

Response:

The Company respectfully advises the Staff that there is no native coin or currency that is used. There is no concept like gas on other chains. DevvStream simply pays for the use of the DevvX blockchain in the same way that one pays for and uses cloud servers in products like Amazon’s AWS or Google Cloud.

 We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Peter Seligson, P.C. of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Enclosures
cc:	Peter Seligson, P.C. (Kirkland & Ellis LLP) Justin R. Salon (Morrison & Foerster LLP) Simon Romano (Stikeman Elliott LLP)